Exhibit 99.1

China Zenix Auto International Announces Change in Auditing Firm

ZHANGZHOU, China, October 17, 2014 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, announced it has engaged Crowe Horwath (HK) CPA Limited (“Crowe Horwath”) as Zenix Auto’s new independent auditing firm effective immediately. The appointment of Crowe Horwath was made by the Company’s board of directors based on the recommendation of the Audit Committee.

Crowe Horwath is a full-service CPA member firm of Crowe Horwath International based in Hong Kong. Crowe Horwath provides a comprehensive range of professional services including audit, tax, risk management, merger and acquisition, and corporate and business advisory services to clients from different parts of the world and has around 20 directors, 300 professional and support staff with strong technical strength. With the extensive resources and global support of Crowe Horwath International, Crowe Horwath is able to serve clients on an international scale with local expertise. For more information about Crowe Horwath, please visit http://www.crowehorwath.net/hk.

There are no disagreements between Zenix Auto and its former auditor, Deloitte Touche Tohmatsu, and the Board is not aware of any other matters in relation to the change of auditors that need to be brought to the attention of the Shareholders.

Mr. Jianhui Lai, chairman and chief executive officer, commented, “The experience and reputation of Crowe Horwath make them well qualified to become our independent auditing firm.”

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. The Company’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of June 30, 2014. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss Grayling

Tel: +1-646-284-9409

Email: zx@grayling.com